Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

March 28, 2018

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation

Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No.333-218040) Filed March 28, 2018

Dear Mr. Bartz:

On behalf of New Mountain Finance Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-218040), filed with the Commission on March 28, 2018 (“Amendment No. 1”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 1 contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-218040) (the “Initial Registration Statement”), initially filed with the Commission on May 16, 2017 and declared effective, as amended, on June 27, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Initial Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2017, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:           Vlad M. Bulkin